UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment #

LANTERN PHARMA Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

51654W101
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51654W101
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Arunkumar Asaithambi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(3)	SEC Use Only
(4)	Citizenship or Place of Organization India

Numbers of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 470,460
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 470,460
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 470,460
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not applicable.
(11)	Percent of Class Represented by Amount in Row (9) 4.5%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Lantern Pharma Inc.

(b)	Address of Issuer’s Principal Executive Offices

1920 McKinney Ave.

7th Floor
Dallas, TX 75201

Item 2.

(a)	Name of Person Filing

Arunkumar Asaithambi

(b)	Address of Principal Business Office or, if none, Residence

3 Pleasant Lane, Oyster Bay, NY 11771

(c)	Citizenship

India

(d)	Title of Class of Securities

Lantern Pharma Inc. common stock $0.0001 par value per share

(e)	CUSIP Number

51654W101

Item 3.

Not Applicable.

Item 4.

The stock ownership information below is presented as of the date hereof, which consists of 426,960 shares of common stock held by the reporting person and 43,500 shares of common stock which may be acquired pursuant to an option arrangement. The percentage set forth below is based on 10,503,292 shares of Common Stock issued and outstanding as of January 20, 2021, as represented in the Company’s Prospectus filed with the Securities and Exchange Commission on January 15, 2021 (the “January Prospectus”), plus 43,500 shares issuable upon the exercise of outstanding options. As of December 31, 2020, the reporting person’s stock ownership consisted of 441,960 shares of common stock held by the reporting person and 43,500 shares of common stock which may be acquired pursuant to an option arrangement. The shares of common stock constituted 7.7% of the Company’s outstanding common stock based on 6,220,927 shares outstanding as of November 6, 2020 as reported in the January Prospectus, plus 43,500 shares issuable upon the exercise of outstanding options. As of the date hereof, the Company had completed the public offering contemplated by the January Prospectus, resulting in the percentage ownership set forth below.

(a)	Amount beneficially owned:

470,460

(b)	Percent of class:

4.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

470,460

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

470,460

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	By:	/s/ Arunkumar Asaithambi
Name: Arunkumar Asaithambi